                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                            (Amendment No.          )
                                          ---------

                                   FUNCO, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   360762108
           --------------------------------------------------------
                                 (CUSIP Number)

                             Stephen T. Burdumy, Esq.
                Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                              260 South Broad Street
                              Philadelphia, PA 19102
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 31, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



                        (Continued on following page(s))

CUSIP No. 360762108                                          Page 2 of 6 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Electronics Boutique Holdings Corp., 51-0379406
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)                        / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    1,196,866**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    1,196,866**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,196,866**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                       / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
             CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT

**Or such other number of shares as equals 19.9% of the number of issued and outstanding shares of Common Stock of the Company.

CUSIP No. 360762108                                          Page 3 of 6 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     EB Acquisition Corporation
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         /X/
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Minnesota
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    1,196,866**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    1,196,866**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,196,866**
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                        / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
             CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT

**Or such other number of shares as equals 19.9% of the number of issued and outstanding shares of Common Stock of the Company.

CUSIP No. 360762108                                          Page 4 of 6 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                              Statement of
                   Reporting Persons (as defined below)

                     Pursuant to Section 13(d) of the
                     Securities Exchange Act of 1934

                              in respect of

                               FUNCO, INC.

     This Report is filed by Electronics Boutique Holdings Corporation ("EB") and EB Acquisition Corporation ("EB Acquisition") on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock") of Funco, Inc. (the "Company").

     The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.


ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock. The principal executive office of the Company is located at 10120 West 76th Street, Eden Prairie, MN 55334.


ITEM 2.  IDENTITY AND BACKGROUND.

     EB is a Delaware corporation and EB Acquisition is a Minnesota corporation. The principal place of business and principal office of each of EB and EB Acquisition is located at 931 South Matlack Street, West Chester, PA 19382.

     EB is a retailer of electronic games. EB Acquisition, which is wholly-owned by EB, was formed for the purpose of consummating a cash tender offer to purchase all of the issued and outstanding shares of Common Stock pursuant to that certain Agreement and Plan of Merger by and among EB, EB Acquisition and the Company dated as of March 31, 2000 (the "Merger Agreement").

     During the last five years, neither EB nor EB Acquisition has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were acquired pursuant to a Shareholder Agreement (the "Shareholder Agreement") dated as of March 31, 2000 by and between EB and David R. Pomije (the "Shareholder"), a shareholder of the Company and its Chairman and Chief

CUSIP No. 360762108                                          Page 5 of 6 Pages


Executive Officer. The Shareholder Agreement was entered into a connection with and as a condition to the execution and delivery of the Merger Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the securities was to help ensure that the transactions contemplated by the Merger Agreement would be more likely to occur. Pursuant to the Merger Agreement, EB Acquisition intends to commence a cash tender offer (the "Tender Offer") to purchase all of the issued and outstanding shares of Common Stock of the Company. Following completion of Tender Offer, and subject to satisfaction of certain conditions, EB, EB Acquisition and the Company intend to merge EB Acquisition with and into the Company and terminate the separate existence of EB Acquisition. The Merger Agreement provides that upon the purchase of shares of the Company pursuant to the Tender Offer, EB will have certain rights to appoint to the Company's Board a certain number of directors.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The total of number of shares of Common Stock that EB and EB Acquisition beneficially own is 1,196,866 shares or such other number of shares of Common Stock which equals 19.9% of the number of issued and outstanding shares of Common Stock of the Company (the "Shares"). Neither EB nor EB Acquisition have effected any transactions in the Common Stock during the past 60 days, other than as disclosed herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Shareholder Agreement, the Shareholder, among other things (i) agreed to tender the Shares in the Tender Offer, (ii) agreed not to transfer or enter into any contract, option or other agreement with respect to the transfer of the Shares and (iii) granted an irrevocable proxy to an officer of EB to vote the Shares in accordance with certain voting objectives, including approval of the transactions contemplated by the Merger Agreement. Other than as set forth herein and above in Items 3 and 4, there are no other contracts, agreements, understanding or relationships between the Company and the Reporting Persons with respect to securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Shareholder Agreement(1)

     Exhibit B - Agreement and Plan of Merger(2)


--------------
(1) Incorporated by reference from Exhibit No. 2.2 of the EB's Current Report on Form 8-K dated April 6, 2000.

(2) Incorporated by reference from Exhibit No. 2.1 of the EB's Current Report on Form 8-K dated April 6, 2000.

CUSIP No. 360762108                                          Page 6 of 6 Pages


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 7, 2000                        ELECTRONICS BOUTIQUE HOLDINGS CORP.


                                           By:  /s/ Joseph J. Firestone
                                                ------------------------------
                                                Joseph J. Firestone, President


                                           EB AQUISITION CORPORATION


                                           By:  /s/ Joseph J. Firestone
                                                ------------------------------
                                                Joseph J. Firestone, President